FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 15, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

                 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                             International Power plc

On 15 August 2002 International Power plc (the "Company") was advised by Morley Fund Management Limited (a subsidiary of Aviva plc (formerly CGNU plc)) that, as at 13 August 2002, Morley Fund Management Limited no longer had a notifiable interest in the Ordinary share capital of the Company.

Stephen Ramsay
Company Secretary

ENDS

                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary